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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ESQUIRE COMMUNICATIONS LTD.
                                (Name of Issuer)

                           ESQUIRE COMMUNICATIONS LTD.
                      (Name of Person(s) Filing Statement)

                    Redeemable Common Stock Purchase Warrant
                         (Title of Class of Securities)

                                    296658115
                      (CUSIP Number of Class of Securities)

                                Malcolm L. Elvey
                              Chairman of the Board
                           Esquire Communications Ltd.
                              216 East 45th Street
                                    8th Floor
                            New York, New York 10017
                                 (212) 687-8010

                                    Copy to:

                          STROOCK & STROOCK & LAVAN LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982
                       Attention: Martin H. Neidell, Esq.
                                 (212) 806-5400

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  May 13, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee


           Transaction Valuation(1)             Amount of Filing Fee
           ------------------------             --------------------
                  $1,234,131                              $246

(1) For purposes of calculating the filing fee only, this amount assumes the exchange by holders of 1,702,251 Warrants for 340,450 shares of the Issuer's Common Stock. The amount of the filing fee, calculated in accordance with Rules 0-11(b)(2) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of such shares of Common Stock, based upon the average of the high and low prices ($3 5/8) for the Issuer's Common Stock reported on the Nasdaq Stock Market on May 9, 1997.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:     $252.00                     Filing party:  Esquire Communications Ltd.
Form or Registration no.:   S-4 (File no. 333-19721)    Date Filed:    January 14, 1997

                                        Exhibit Index Appears on Page 5



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               This Schedule 13E-4 Issuer Tender Offer Statement (the
"Statement") relates to an Exchange Offer (the "Exchange Offer") whereby Esquire Communications Ltd., a Delaware corporation (the "Company"), is offering to exchange 340,450 shares of its Common Stock, par value $.01 per share (the "Common Stock"), for 1,702,251 of its Redeemable Common Stock Purchase Warrants to purchase Common Stock (the "Warrants"). This statement is being filed by the Company.

               A copy of the Company's prospectus dated May 9, 1997, prepared in connection with the Exchange Offer (the "Prospectus"), is attached hereto as Exhibit (a)(1). The information in the Prospectus is hereby expressly incorporated herein by reference.



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Item 1. Security and Issuer.

      (a) The name of the issuer is Esquire Communications Ltd. and the address of its principal executive office is 216 East 45th Street, 8th Floor, New York, New York 10017.

      (b) The exact title of the security being sought is "Redeemable Common Stock Purchase Warrant." The exact number of Warrants outstanding on May 9, 1997 was 1,702,251. The exact number of Warrants being sought is 1,702,251. The information set forth in the Prospectus under "PROSPECTUS SUMMARY," and "THE EXCHANGE OFFER" is incorporated herein by reference.

      (c) The information set forth in the Prospectus under "PRICE RANGE OF THE COMPANY'S SECURITIES" is incorporated herein by reference.

      (d)  Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

      (a) Up to a maximum of 340,450 shares of Common Stock will be exchanged for the Warrants. These shares are newly issued shares of Common Stock. Any cash required to be paid by the Company in lieu of fractional shares of Common Stock will come from the Company's working capital.

      (b)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

      The information set forth in the Prospectus under "PROSPECTUS SUMMARY" and "THE EXCHANGE OFFER -- Purpose and Effects of the Exchange Offer" is incorporated herein by reference.

      (a) Upon the expiration of the Exchange Offer and the acceptance of the Warrants, all tendered Warrants will be cancelled.

      (b) - (d)  Not applicable.

      (e) The Company does not anticipate any material changes in its present dividend rates or policies or indebtedness. If the maximum number of shares of Common Stock are issued pursuant to the Exchange Offer, the Company will have an additional 340,450 shares of Common Stock issued and outstanding. The information set forth in the Prospectus under "CAPITALIZATION" and "DIVIDEND POLICY" is incorporated herein by reference.

      (f) - (g)  Not applicable.

      (h) If, after completion of the Exchange Offer, the Warrants are held of record by fewer than 300 persons, the Company intends to cause the Warrants to cease to be listed on the Nasdaq Stock Market and quoted on the Boston Stock Exchange.

      (i) - (j)  Not applicable.

Item 4. Interest in Securities of the Issuer.

      No such transaction has been effected during the past 40 business days.



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Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

      No such contract, arrangement, understanding or relationship exists.

Item 6. Persons Retained, Employed or to be Compensated.

      The Exchange Agent will receive a fee of one thousand five hundred dollars ($1,500) plus expenses for its services as Exchange Agent. The information set forth in the Prospectus under "PROSPECTUS SUMMARY," "THE EXCHANGE OFFER -- Solicitation of Warrant Holder" and "THE EXCHANGE OFFER -- The Exchange Agent" is incorporated herein by reference.

Item 7. Financial Information.

      (a) The information set forth in the Prospectus under "CONSOLIDATED FINANCIAL STATEMENTS" is incorporated herein by reference.

      (b)  Not applicable.

Item 8. Additional Information.

      (a) - (d)  Not applicable.

      (e) The information set forth in the Prospectus is incorporated herein by reference in its entirety.

Item 9. Material to be Filed as Exhibits.

      (a)(1)  Prospectus dated May 9, 1997.

      (a)(2)  Form of Letter of Transmittal.

      (a)(3)  Form of Notice of Guaranteed Delivery.

      (a)(4) Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5) Form of Letter from Securities Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

      (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7)  Form of Chairman's Letter to Holders of Warrants.

      (b) - (d)  Not applicable.

      (e)     Prospectus dated May 9, 1997.

      (f)     Not applicable.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 12, 1997                              ESQUIRE COMMUNICATIONS LTD.


                                          By:    /s/ MALCOLM L. ELVEY
                                             --------------------------------
                                                Malcolm L. Elvey
                                                Chairman of the Board



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                                INDEX TO EXHIBITS

    Exhibit                                                                          Page
    Number                                 Description                              Number
    -------                                -----------                              ------
    (a)(1)       Prospectus dated May 9, 1997.

    (a)(2)       Form of Letter of Transmittal.
    (a)(3)       Form of Notice of Guaranteed Delivery.

    (a)(4)       Form of Letter to Securities Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.

    (a)(5)       Form of Letter from Securities Dealers, Commercial Banks,
                 Trust Companies and Other Nominees to their Clients.

    (a)(6)       Form of Guidelines for Certification of Taxpayer
                 Identification Number on Substitute Form W-9.

    (a)(7)       Form of Chairman's Letter to Holders of Warrants.

     (e)*        Prospectus dated May 9, 1997.


--------
*  Filed at Exhibit (a)(1).


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